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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                               (Amendment No.5)



                               SCANSOURCE, INC.
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                                (Name of Issuer)



                     Common Stock, No Par Value Per Share
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                         (Title of Class of Securities)


                                  806037 107
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                                 (CUSIP Number)



                        (Continued on following pages.)

                               Page 1 of 4 Pages
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CUSIP NO. 806037 107                13G
          ----------


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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).
      Steven H. Owings


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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    United States of America


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                          SOLE VOTING POWER
                     5
     NUMBER OF            318,189

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             318,189

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      318,189 (See Item 4(a))
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.63%

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

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                               Page 2 of 4 Pages

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     This Amendment No. 5 to Schedule 13G is being filed pursuant to Rule 13d-
2(b) under the Securities Exchange Act of 1934, as amended. The initial statement on Schedule 13G (the "Statement") was filed on February 6, 1995 by Steven H. Owings with respect to the common stock, no par value per share (the "Common Stock"), of ScanSource, Inc. (the "Company"), and was amended in February of 1996 (Amendment No. 1), in February of 1997 (Amendment No. 2), in February of 1998 (Amendment No. 3), and in February of 1999 (Amendment No. 4). It is hereby further amended by amendments to Item 4, Ownership.


Item 4. Ownership.

          Items 4(a), (b), and (c) of the Statement are hereby amended by deleting the language contained under Items 4(a), (b), and (c) of the Statement and substituting in their place the following:

         "(a)  Amount Beneficially owned:


               Steven H. Owings has direct beneficial ownership of 318,189 shares of Common Stock. This amount includes 130,832 shares of Common Stock that Mr. Owings has the right to acquire pursuant to currently exercisable options and options exercisable within 60 days following December 31, 1999, granted by the Company to Mr. Owings. This amount does not include 44,168 shares of Common Stock that Mr. Owings has the right to acquire pursuant to stock options granted to Mr. Owings by the Company that are not exercisable within 60 days following December 31, 1999. This amount also includes 4,484 shares of Common Stock held in a trust of which Mr. Owings is the trustee.

          (b)  Percent of class: 5.63%


          (c)  Number of shares as to which Steven H. Owings has:

               (i)   Sole power to vote or to direct the vote: 318,189

               (ii)  Shared power to vote or to direct the vote: -0-

               (iii) Sole power to dispose or to direct the disposition
                     of: 318,189

               (iv) Shared power to dispose or to direct the disposition of: -0-"


                               Page 3 of 4 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ STEVEN H. OWINGS
                                   ----------------------------------
                                   Steven H. Owings

Date: January 14, 2000

                               Page 4 of 4 Pages